James L. Janik
President and Chief Executive Officer
Douglas Dynamics, Inc.
7777 North 73rd Street
Milwaukee, Wisconsin 53223

April 29, 2010

U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3030
100 F Street, NE
Washington D.C. 20549

Attention: Russell Mancuso

Re:
Your Comment Letter dated April 28, 2010 regarding
Douglas Dynamics, Inc.'s Amendments Nos. 4 and 5 to Registration Statement on Form S-1 Filed April 20 and 22, 2010 (File No. 333-164590)

Dear Mr. Mancuso:

        Douglas Dynamics, Inc. (the "Company," "we" or "our") has received the above-captioned comment letter (the "Comment Letter") regarding the Company's Amendments Nos. 4 and 5 to Registration Statement on Form S-1 (File No. 333-164590) filed with the Securities and Exchange Commission (the "Commission") on April 20 and 22, 2010 (the "Registration Statement"). We have endeavored to respond fully to each of your comments and questions. For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text. We have filed today with the Commission Amendment No. 6 to the Registration Statement ("Amendment No. 6") and a related free writing prospectus and have included with this letter a copy of Amendment No. 6 and the free writing prospectus. Page numbers in our responses refer to pages in Amendment No. 6.

Our Competitive Strengths, page 3

1.
Please expand your response to prior comment 2 to clarify how your document addresses pages 63 and 64 of the materials you provided.

        The Company believes that competition among its distributors is a natural result of the Company's market share and market position, and does not believe such competition either has had a material impact on the Company or constitutes a significant risk to the Company. The Company believes the disclosure on page 17 that "In saturated markets, price competition may lead to a decrease in our market share or a compression of our margins, both of which would affect our profitability" adequately discloses any theoretical risk relating to competition among its distributors. Nevertheless, the Company has included additional disclosure on page 17 to more fully address pages 63 and 64 of the materials we provided.

Recent Developments, page 6

2.
Please quantify, if possible, the "non-cash charges" mentioned in the second paragraph.

        In response to the Staff's comment, we supplementally advise the Staff that the quarter ending June 30, 2010 is still underway, and therefore, the Company has not yet closed its books for this period, the Company is still in the process of evaluating the impact of non-cash charges referenced. Though it is not currently possible to quantify these non-cash charges, we included this disclosure because we believe it would be useful to investors.

Use of Proceeds, page 28

3.
Note 1 implies that the outstanding promissory notes given to you by former management are required to be repaid as a result of this offering, contrary to your disclosure on pages 108 and 109 that this offering "will not constitute a change of control requiring automatic repayment of the promissory notes." Please reconcile. Also, given your disclosure on those pages regarding the amounts of the promissory notes, tell us how you determined the $0.6 million figure you disclose here.

        In response to the Staff's comment, the Company supplementally advises the Staff that the statement that this offering "will not constitute a change of control requiring automatic repayment of the promissory notes" on page 109 remains an accurate description of the promissory notes. However, the members of former management who are parties to such promissory notes have voluntarily agreed to use a portion of their proceeds from the sale of a portion of their shares in the offering to repay a portion of the indebtedness outstanding under such notes. The $0.6 million figure represents the aggregate amount that the obligors under the promissory notes have voluntarily chosen to repay. The Company has revised the applicable disclosure on pages 28 and 110 to clarify accordingly.

Dividend Policy, page 29

4.
Please tell us why you changed your disclosure to include the annualized amount of your quarterly dividend. Do you not intend to pay an equal portion of the annual amount each quarter?

        In response to the Staff's comment, the Company has revised the applicable disclosure on pages 8 and 29.

Competitive Strengths, page 60

5.
We note your response to prior comment 6 and revisions on page 71; however, it continues to be unclear how your disclosure in the third sentence that your competitors are "more regionally-focused" is consistent with the information cited in prior comment 7 in our letter dated April 2, 2010. It also remains unclear how the page cited in your response to prior comment 7 in your letter dated April 8, 2010 supports the "premium price" you added to your disclosure on page 61. Therefore, we reissue prior comment 6.

        In response to the Staff's comment, the Company has revised the applicable disclosure on pages 3, 60 and 61 to remove the references to "more regionally focused" competitors and to clarify that references to "premium prices" refer only to specific premium products that we offer and to further indicate that such statement is based on our belief (as opposed to any specific pages of the materials provided to the Staff).

Snow and Ice Control Equipment, page 65

6.
Regarding your responses to prior comments 3 and 5:

•
If "nearly all of the products sold under [each of your brands] are identical or practically identical to one another (with the only differences generally being cosmetic)" then please revise your disclosure, including the second paragraph under this heading, to state so clearly and directly. Otherwise, please revise to provide the disclosures requested by prior comment 5 as to the different classes of your products.

•
Refer to your statement that a "Company's relatively limited portfolio of product types should [not] favor artificially creating a distinction that would be significantly less pronounced if the Company's ... product offerings were more diverse." Please note that Regulation S-K Item 101(c)(1)(i) requires disclosure of information that enables investors to distinguish between companies with diverse product offerings and companies that derive revenue from product classes at the thresholds provided in that

    Item. We are not taking a position at this time regarding whether your snow control equipment consists of multiple product classes, and we remind you of the representations that you must include with any request to accelerate the effective date of this registration statement as noted at the end of this letter. However, it remains unclear how investors would know from your current disclosure the relative significance of your snowplow products to your business; please advise or revise your disclosure accordingly.

        In response to the Staff's comment, the Company has revised the disclosure on page 65.

Structure of our Board of Directors, page 77

7.
Please expand your revisions in response to prior comment 8 to clarify how the number of independent directors you currently have satisfies the requirements of the exchange on which you intend to list your securities.

        In response to the Staff's comment, the Company has revised the applicable disclosure on page 78.

Summary Compensation Table, page 90

8.
We note your response to prior comment 7. Please expand to clarify why satisfaction of the note is not considered part of the officers' compensation given that it appears to be part of the consideration you provided for the options.

        In response to the Staff's comment, the Company advises the Staff that the compensation expense disclosed in the Summary Compensation Table on page 90 relates solely to the Company's repurchase of fully vested unexercised stock options held by Messrs. Janik and McCormick. The repurchase of the common stock held by Messrs. Janik and McCormick did not result in any compensation expense, as these shares were mature and were repurchased at fair value. The compensation expense relating to the repurchase of the unexerised stock options is the product of the intrinsic value (the fair value of the shares subject to the options of approximately $295 less the exercise price of $100 per share) of each share subject to the options multiplied by the number of options repurchased. The intrinsic value of each unexercised stock option repurchased by the Company was approximately $195 per share, which, when multiplied by the number of options repurchased from each executive, resulted in the compensation expense reported in the Summary Compensation Table for each executive. The following table summarizes the computation of the intrinsic value of each option (please note that the figures in the table are rounded to the nearest dollar):

	Shares Repurchased
James Janik	Common Stock	Stock Options	Total
January 2009	75	3,341	3,416
Fair value per share	$295	$295
Less per share option exercise price		$(100)
Intrinsic value of stock options repurchased		$195
Aggregate consideration (including promissory note satisfaction)	$22,101	$650,412	$672,513
Total compensation expense		$650,412

	Shares Repurchased
Robert McCormick	Common Stock	Stock Options	Total
January 2009	1,299	422	1,721
Fair value per share	$295	$295
Per share option exercise price		$(100)
Intrinsic value of stock options repurchased		$195
Aggregate consideration (including promissory note satisfaction)	$382,718	$82,132	$464,850
Total compensation expense		$82,132

        The satisfaction of the promissory note does not impact the compensation expense, rather it decreased the amount of proceeds the executive received as a result of the repurchase from the Company. In other words, the proceeds to the executive from the common stock repurchased at fair value were reduced by the balance of the outstanding promissory note, thereby satisfying or repaying the note. The satisfaction of the promissory note is not separately reported as compensation since the gross proceeds received by the executive from the repurchase of the mature shares were reduced to satisfy the outstanding promissory notes. The accrued interest on the promissory note that was forgiven by the Company is disclosed in the Summary Compensation Table in the "All Other Compensation" column.

Narrative Disclosure, page 91

9.
Please expand your disclosure added in response to prior comment 10 to make clear the effect of the amendment to investors who may not be tax experts.

        In response to the Staff's comment, the Company has expanded the applicable disclosure on page 92.

Principal and Selling Stockholders, page 103

10.
Please expand your response to prior comment 1 to clarify how you addressed comment 34 in our letter dated March 18, 2010. In this regard, we note your fourth column here, note 33 to your table and the last paragraph on page 114 regarding the number of shares offered by Aurora assuming the underwriters' over-allotment option is not exercised. Clarify how per note 33 and page 114, the "Aurora Entities" are offering fewer shares than the number disclosed in the table for "Aurora Capital."

        Though footnotes 33, 34 and 35 of the table beginning on page 104 of the Registration Statement previously indicated the precise number of shares being sold by each of the Aurora Entities, Mr. Parsky and Mr. Mapes, both assuming the underwriters' over-allotment option is exercised and assuming the underwriters' over-allotment option is not exercised, in response to the Staff's comment, the Company has revised columns four and five of that table (and the related footnotes) to clearly disclose in those columns (rather than the related footnotes), the amounts being sold by the Aurora Entities, Mr. Parsky and Mr. Mapes. As a result of these modifications, the table now indicates that the Aurora Entities are offering (i) 2,395,108 shares, if the over-allotment option is not exercised (with 2,363,732 shares being offered by Aurora Equity Partners II L.P. and 31,376 shares being offered by Aurora Overseas Equity Partners II, L.P.) and (ii) 3,100,961 shares if the over-allotment option is exercised (with 3,060,338 shares being offered by Aurora Equity Partners II L.P. and 40,623 shares being sold by Aurora Overseas Equity Partners II, L.P.). The amount disclosed in the table as being offered by the Aurora Entities if the over-allotment option is not exercised corresponds to the disclosure on page 114. In addition, the sum of the numbers in the "Common Stock Offered" columns are 5.1 million and 6.6 million, which match the disclosure on the front cover of the prospectus regarding the number of shares offered by the selling stockholders.

11.
Given your disclosure on page 103 in response to comment 74 of our letter to you dated February 25, 2010 indicating that the selling shareholders have held the offered shares since at least 2007, it is unclear why the number of outstanding options held by the selling stockholders would decrease after the offering; we note for example footnotes (8) and (40) of the table. Please advise.

        Though the footnote to the table beginning on page 104 that was signified with a cross previously indicated that exercises of options were on a "net share basis," the Company has revised footnotes 38-41, 43-45 and 49-52 to clearly indicate on a selling stockholder by selling stockholder basis that the exercise price paid in respect of the options exercised by those selling stockholders was paid through a reduction of shares otherwise issuable pursuant to that option in accordance with the terms of the option grant. Those footnotes also quantify the amount of that reduction per such selling stockholder.

12.
Please reconcile the sum of the numbers in the "Common Stock Offered" columns with your disclosure on the prospectus cover regarding the number of shares offered by the selling stockholders.

        Please see our response to comment 10.

Consolidated Financial Statements

Note 1.  Description of business and basis of presentation, page F-7

13.
We note that your reverse stock split will occur prior to the consummation of the offering. Please revise your filing to present pro forma earnings per share information on the face of the statements of operations and in other appropriate sections that refer to earnings per share, to give effect to the 23.75-for-one stock split of your common stock.

        In response to the Staff's comment, the Company has revised the applicable disclosure on pages F-4, F-7 and F-31.

Item 13, page II-1

14.
Please file the information that you indicate will be provided by amendment.

        In response to the Staff's comment, the Company has filed herewith the information required by Item 13 on page II-1.

Exhibits

15.
Given your disclosure on page 99, tell us the reasons for the blanks in Section 5(a) of Exhibit 10.32.

        In response to the Staff's comment, the Company has filed herewith an updated version of Exhibit 10.32, which includes the information previously omitted from Section 5(a).

16.
Please ensure the documents you file as Exhibits 1.1 and 10.1-10.4 are complete, including all attachments. For example, we note the numerous blanks and partially completed schedules and exhibits attached to Exhibit 1.1, which do not appear to be dependent on post-effective developments. We also note that Exhibits I, J and L in Exhibits 10.1 and 10.2 are blank, Exhibits I, L and N in Exhibits 10.3 and 10.4 are blank and Exhibit J to Exhibit 10.4 is blank. Please refile those exhibits or advise.

        In response to the Staff's comment, the Company has filed herewith a revised and complete Exhibit 1.1 and revised Exhibits 10.1 and 10.4 including the exhibits referenced in Exhibits 10.1, 10.2, 10.3 and 10.4.

17.
Please file all remaining exhibits, including the one that you currently identify as "to be filed by amendment."

        In response to the Staff's comment, the Company has filed all remaining exhibits, including Exhibit 10.40, the one we identified as "to be filed by amendment."

*    *    *

        We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact Douglas, feel free to call me at 414-362-3940.

Sincerely,
/s/ James L. Janik
James L. Janik President and Chief Executive Officer